Splash Beverage Group, Inc.

A Nevada Corporation

Financial Statements and Independent Accountant's Review Report

December 31, 2016 and 2015

Splash Beverage Group, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Splash Beverage Group, Inc.
Fort Lauderdale, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Splash Beverage Group, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 13, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SPLASH BEVERAGE GROUP, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016		2015
ASSETS			
Current Assets:			
Cash and cash equivalents	$ -	$	3,532
Accounts receivable, net	94,153		164,487
Prepaid expenses	21,480		9,158
Deposits	-		652
Inventory	90,205		65,100
Other receivables	5,700		5,700
Total Current Assets	211,538		248,629
Non-Current Assets:			
Property and equipment, net	50,727		60,292
Intangible assets, net	2,644,108		2,819,408
Total Non-Current Assets	2,694,835		2,879,700
TOTAL ASSETS	$ 2,906,373	$	3,128,329

SPLASH BEVERAGE GROUP, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 516,587	$ 568,994
Bank overdraft	23,450	-
Accrued expenses	306,844	50,000
Due to related party	499,019	264,903
Convertible bridge loans payable	1,396,500	490,000
Related party convertible bridge loans payable	-	15,000
Notes payable, current portion	1,715,000	1,695,000
Royalty payable, current portion	389,063	284,174
Related party notes payable	976,100	962,100
Revenue financing arrangements	104,062	138,307
Accrued interest payable	837,710	467,438
Total Current Liabilities	6,764,335	4,935,916
Long-Term Liabilities:		
Capital lease payable, net of current portion	6,229	8,951
Royalty payable, net of current portion	317,812	715,826
Total Long-Term Liabilities	324,041	724,777
Total Liabilities	7,088,376	5,660,693
Stockholders' Equity (Deficit):		
Preferred Stock, 20,000,000 shares authorized, 3,000,000 shares designated as Series A Convertible Preferred Stock, 11,000,000 shares designated as Series B Convertible Preferred Stock and 6,000,000 shares undesignated.		
Series A Convertible Preferred Stock, $0.001 par, 3,000,000 and 3,000,000 shares issued and outstanding, as of December 31, 2016 and 2015, respectively. Liquidation preferences of $4,500,000 and $4,500,000 as of December 31, 2016 and 2015, respectively.	$ 3,000	$ 3,000
Series B Convertible Preferred Stock, $0.001 par, 3,285,108 and 2,115,108 shares issued and outstanding of December 31, 2016 and 2015, respectively. Liquidation preferences of $7,391,493 and $4,758,993 as of December 31, 2016 and 2015, respectively.	3,285	2,115
Common Stock, $0.001 par, 50,000,000 shares authorized, 15,644,333 and 15,509,333 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	15,644	15,509
Additional paid-in capital	13,367,884	10,813,837
Treasury Stock, $0.001 par, 900,000 shares held as of both December 31, 2016 and 2015.	(199,100)	(199,100)
Accumulated deficit	(17,372,716)	(13,167,725)
Total Stockholders' Equity (Deficit)	(4,182,003)	(2,532,364)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 2,906,373	$ 3,128,329

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SPLASH BEVERAGE GROUP, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 257,977	$ 516,720
Costs of goods sold	(355,818)	(740,948)
Gross profit/(loss)	(97,841)	(224,228)
Operating Expenses:		
General & administrative	3,176,729	3,014,844
Travel expense	133,502	363,889
Sales & marketing	104,866	291,896
Total Operating Expenses	3,415,097	3,670,629
Loss from operations	(3,512,938)	(3,894,857)
Other Income/(Expense):		
Interest expense	(792,053)	(469,684)
Management service revenue	-	60,000
Gain on sale of investment	100,000	-
Total Other Income/(Expense)	(692,053)	(409,684)
Provision for income taxes	-	-
Net Loss	$ (4,204,991)	$ (4,304,541)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SPLASH BEVERAGE GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2014	3,000,000	$ 3,000	500,004	$ 500	15,338,333	$ 15,338	900,000	$ (199,100)	$ 8,329,462	$ (8,863,184)	$ (713,984)
Issuance of Series B preferred stock	-	-	1,615,104	1,615	-	-	-	-	2,421,042	-	2,422,657
Shares issued in exchange for services	-	-	-	-	50,000	50	-	-	62,450	-	62,500
Issuance of common stock	-	-	-	-	121,000	121	-	-	883	-	1,004
Net loss	-	-	-	-	-	-	-	-	-	(4,304,541)	(4,304,541)
Balance at December 31, 2015	3,000,000	$ 3,000	2,115,108	$ 2,115	15,509,333	$ 15,509	900,000	$ (199,100)	$ 10,813,837	$ (13,167,725)	$ (2,532,364)
Issuance of Series B preferred stock	-	$ -	1,170,000	$ 1,170	-	$ -	-	$ -	$ 1,753,830	$ -	$ 1,755,000
Shares issued in exchange for services	-	-	-	-	135,000	135	-	-	134,865	-	135,000
Stock-based compensation	-	-	-	-	-	-	-	-	665,352	-	665,352
Net loss	-	-	-	-	-	-	-	-	-	(4,204,991)	(4,204,991)
Balance at December 31, 2016	3,000,000	$ 3,000	3,285,108	$ 3,285	15,644,333	$ 15,644	900,000	$ (199,100)	$ 13,367,884	$ (17,372,716)	$ (4,182,003)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SPLASH BEVERAGE GROUP, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (4,204,991)	$ (4,304,541)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	186,692	184,957
Shares issued in exchange for services	135,000	62,500
Amortization of warrants	-	19,148
Stock based compensation	665,352	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	70,334	(78,770)
(Increase)/Decrease in prepaid expenses	(12,322)	
(Increase)/Decrease in deposits	652	10,845
(Increase)/Decrease in inventory	(25,105)	(15,101)
Increase/(Decrease) in accounts payable	(52,407)	230,826
Increase/(Decrease) in accrued expenses	256,844	50,000
Increase/(Decrease) in related party payable	234,116	239,498
Increase/(Decrease) in accrued interest payable	370,272	288,573
Increase/(Decrease) in other payables	-	(5,908)
Net Cash Used In Operating Activities	(2,375,563)	(3,317,973)
Cash Flows From Investing Activities		
Purchase of property and equipment	(1,827)	(6,119)
Net Cash Used In Investing Activities	(1,827)	(6,119)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible bridge loans payable	906,500	490,000
Proceeds/(principal payments) of convertible bridge loans payable, related party	(15,000)	15,000
Proceeds/(principal payments) on notes payable, net	20,000	648,500
Proceeds/(principal payments) on royalty payable, net	(293,125)	(500,000)
Proceeds/(principal payments) on related party notes payable, net	14,000	105,000
Proceeds/(principal payments) on revenue financing arrangements, net	(34,245)	138,307
Proceeds/(principal payments) on capital lease payable, net	(2,722)	(1,766)
Proceeds from issuance of common stock	-	1,004
Proceeds from issuance of preferred stock	1,755,000	2,422,657
Bank overdraft	23,450	-
Net Cash Provided By Financing Activities	2,373,858	3,318,702
Net Change In Cash	(3,532)	(5,390)
Cash at Beginning of Period	3,532	8,922
Cash at End of Period	$ -	$ 3,532
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 421,781	$ 181,110
Cash paid for income taxes	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SPLASH BEVERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Splash Beverage Group, Inc. (the "Company") is a corporation organized on January 8, 2012 under the name Tapout Beverages, Inc. under the laws of Nevada. The name change to Splash Beverage Group, Inc. was affected on April 17, 2012. The Company specializes in manufacturing, distribution, and sales and marketing of various beverages across multiple channels. The Company operates in both the non-alcoholic and alcoholic segments.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits. The Company's cash accounts were overdrawn by $23,450 as of December 31, 2016 and had cash on hand of $3,532 as of December 31, 2015, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $188,220 and $264,336 and allowances against such totaling $94,067 and $99,849, all respectively.

Inventory
Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of finished goods held for distribution and raw materials. The cost elements in inventory consist of purchase of products, transportation, and warehousing. The provisions for excess or expired inventory are based on management's estimates of forecasted usage of inventories on hand and under contract.

A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. Provisions for excess inventory are included in cost of goods sold and have historically been adequate to provide for losses on its inventory. The Company manages inventory levels and purchase commitments in an effort to maximize utilization of inventory on hand and under commitments. The Company's accounting policy for inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed management's expected future usage.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Depreciation expense totaled $11,392 and $9,657 as of December 31, 2016 and 2015, respectively. Property and equipment as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Property and equipment, at cost	$ 74,869	$ 73,042
Accumulated depreciation	(24,142)	(12,750)
Property and equipment, net	$ 50,727	$ 60,292
Depreciation expense	$ 11,392	$ 9,657

Intangible Assets

Costs related to entering into a licensing agreement with ABG Tapout, LLC in 2012 are carried in the amount of $3,506,000 as of December 31, 2016 and 2015, which is net of $494,000 impairment charge in 2012, The total amount of the agreement was for $4,000,000, $500,000 of such to be paid in stock and $3,500,000 to be paid over several years through guaranteed minimum royalty agreement, reference note 5 for further information. These costs are amortized on a straight-line basis over the expected length of the contract, which is estimated at twenty years, which assumes future planned renewals of the contract through such date. The amounts presented on the balance sheets as of December 31, 2016 and 2015 are $2,644,108 and $2,819,408, which are net of accumulated amortization of $861,892 and $686,592, all respectively. Amortization expense recorded for the years ended December 31, 2016 and 2015 totaled $175,300 for both years. The Company evaluates the potential impairment of intangible assets annually unless circumstances dictate more frequent assessments. When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, management assesses the recoverability of the carrying value by preparing estimates of sales volume and the resulting gross profit and cash flows. These estimated future cash flows are consistent with those we use in our internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value.

We use a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions we believe hypothetical marketplace participants would use. In 2012, the Company charged $494,000 to impairment expense. The Company did not record any impairment charges related to intangible assets during the years ended December 31, 2016 and 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Typically, the Company records revenues when the finished product ships.

Costs of Goods Sold

Costs of revenues include the costs of packaging, transportation, warehousing, and costs related to expired or damaged inventory.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

SPLASH BEVERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $15,268,531 and $2,238,611 as of December 31, 2016 and 2015, respectively.

The Company estimates its blended effective tax rate to be 37.6%, and used such to derive net deferred tax assets of $6,154,852 and $4,875,362 as of December 31, 2016 and 2015, respectively. Deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax assets:		
Net operating loss carryforwards	$5,745,548	$4,605,389
Deferred compensation expense	94,075	94,075
Accrued interest payable	315,230	175,897
Total Deferred tax assets	6,154,852	4,875,362
Valuation Allowance	(6,154,852)	(4,875,362)
Net deferred tax asset	$ -	$ -

The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforwards, and accordingly, the Company recorded full valuation allowances against its deferred tax assets for both years. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2032, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

SPLASH BEVERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $4,204,991 and $4,304,541 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $17,372,716 and $13,167,725 as of December 31, 2016 and 2015, respectively, has current liabilities in excess of current assets of $6,552,797 as of December 31, 2016, is overdrawn on its cash balances by $23,450 as of December 31, 2016, and lacks liquidity to satisfy its existing obligations and ongoing obligations as they come due, has negative gross margins on its revenues for 2015 and 2016, experienced a 50% decrease in revenues from 2015 to 2016, is in default on nearly all of its debt obligations, and has faced litigation due to its debt defaults subsequent to December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF and Regulation D to address liquidity issues. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE BRIDGE LOANS PAYABLE

During 2015, the Company issued five convertible promissory bridge loans of varying amounts with 3-month to 6-month terms. The principal of these notes are convertible, at the holder's options, into the Company's equity. The total principal of these issuances amounted to $505,000.

The interest rate on these notes was 7% for $15,000 of the notes and 18% on $490,000 of the notes, with accrued interest of $49,199 as of December 31, 2015.

During 2016, the Company issued three convertible promissory bridge loans of varying amounts with 2 to 3 month terms. The principal of these notes is convertible, at the holders' options, into the Company's equity. The total principal of these issuances amounted to $906,500. The interest rate on these loans was 18%. Total accrued interest for all bridge loans amounted to $206,179 as of December 31, 2016. One convertible loan was paid back in 2016 totaling $15,000 of principal. The unpaid balance of convertible bridge loans was $1,396,500 and $505,000 as of December 31, 2016 and 2015, respectively.

The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features. All convertible notes are convertible at the holder's option, into shares of the Company's next equity financing offering.

All of the convertible bridge loans payable outstanding are overdue and in default as of December 31, 2016.

NOTE 5: NOTES PAYABLE

Loans Payable

During 2012, the Company entered into two 6-month term loan agreements with First Capital Properties, Inc. totaling $150,000, bearing interest of 7%. The notes include warrants for 50,000 shares of common stock at $1.00 per share. Interest expense on these loans was $2,905 and $2,905 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $41,500 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $22,074 and $19,169 as of December 31, 2016 and 2015, respectively. These notes are overdue and in default as of December 31, 2015 and 2016.

On October 7, 2013, the Company entered into a short-term loan agreement with Glen Global in the amount of $25,000, bearing interest of 7%. Interest expense on this loan was $1,750 and $1,750 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $25,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $5,658 and $3,908 as of December 31, 2016 and 2015, respectively.

On January 18, 2014, the Company entered into a 12-month term loan agreement with Doug Moreland in the amount of $250,000, bearing interest of 20%. The loan was superseded by the signing of a new agreement dated March 11, 2014, resulting in a new loan balance of $500,000 with an interest rate of 15%. The note includes warrants for 500,000 shares of common stock at $1.25 per share. Interest expense on this loan was $75,205 and $75,000 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $500,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $218,493 and $143,288 as of December 31, 2016 and 2015, respectively.

On February 3, 2014, the Company entered into a 12-month term loan agreement with John Gletfelty in the amount of $200,000, bearing interest of 15%. The note includes warrants for 50,000 shares of common stock at $1.00 per share. Interest expense on this loan was $22,562 and $22,500 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $150,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $65,692 and $43,130 as of December 31, 2016 and 2015, respectively.

On March 8, 2014, the Company entered into a short-term loan agreement with FV-2, LLC in the amount of $200,000, bearing interest of 7%. The note includes warrants for 200,000 shares of common stock at $1.25 per share. Interest expense on this loan was $14,000 and $14,000 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $200,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $39,047 and $25,047 as of December 31, 2016 and 2015, respectively.

On March 18, 2014, the Company entered into a 12-month term loan agreement with Sawyer Family Partners LTD in the amount of $50,000, bearing interest of 8%. The note includes warrants for 100,000 shares of common stock at $1.25 per share. Interest expense on this loan was $4,011 and $4,000 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $50,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $11,156 and $7,145 as of December 31, 2016 and 2015, respectively.

During 2014 and 2015 the Company entered into two 12-month term loan agreements with Julie Reesman in the amounts of $150,000 and $250,000, respectively, bearing interest of 8%. Interest expense on these loans was $20,055 and $16,329 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $250,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $38,317 and $18,262 as of December 31, 2016 and 2015, respectively.

On May 18, 2015, the Company entered into a 3-month term loan agreement with Ted Tedesco in the amount of $100,000, bearing interest of 36%. Interest expense on this loan was $36,000 and $22,389 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $100,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $58,389 and $22,389 as of December 31, 2016 and 2015, respectively. Subsequent to December 31, 2016 the Company was a defendant in litigation brought by this noteholder, reference subsequent event footnote for further information.

On June 1, 2015, the Company entered into a 3-month term loan agreement with John P. McGrain and Justin W. Yorke TRS FBO San Gabriel Advisors, LLC in the amount of $100,000, bearing interest of 18%. Interest expense on this loan was $18,000 and $10,504 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $100,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $28,504 and $10,504 as of December 31, 2016 and 2015, respectively.

On June 13, 2015, the Company entered into a 6-month term loan agreement with Arroyo Fund, LLC in the amount of $100,000, bearing interest of 12%. Interest expense on this loan was $12,000 and $7,627 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $100,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $19,627 and $7,627 as of December 31, 2016 and 2015, respectively.

During 2015 and 2016, the Company entered into multiple loan agreements with an officer of the Company, John Hildwein, in varying amounts, bearing interest of 7%. Interest expense on these loans were $249 and $54 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $3,500 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $303 and $54 as of December 31, 2016 and 2015, respectively.

On November 3, 2015, the Company entered into a 3-month term loan agreement with Brad Fenton in the amount of $175,000, bearing interest of 18%. Interest expense on this loan was $31,500 and $4,833 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $175,000 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $36,333 and $4,833 as of December 31, 2016 and 2015, respectively.

During 2016, the Company entered into 3-month-term loan agreements with Jack Mulhern totaling $20,000, bearing interest of 18%. Interest expense on these loans were $1,450 for the year ended December 31, 2016. The unpaid principal balance was $20,000 as of December 31, 2016. The unpaid accrued interest balance was $1,450 as of December 31, 2016.

All of the loans payable outstanding are overdue and in default as of December 31, 2016.

Notes Payable - Related Party

On February 2, 2012, the Company entered into a loan agreement with an officer of the Company, William Bossung, in the amount of $100, bearing interest of 7%. Interest expense on this loan was $7 and $7 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $100 as of December 31, 2016 and 2015. The unpaid accrued interest balance was $34 and $27 as of December 31, 2016 and 2015, respectively.

During 2013, 2014, 2015, and 2016, the Company entered into several 12-month term loan agreements with an officer of the Company, Robert Nistico, in the amounts of $57,000, $225,000, $105,000, and $9,000, respectively, bearing interest of 7%. Interest expense on these loans was $27,183 and $23,308 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $396,000 and $387,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $57,555 and $30,371 as of December 31, 2016 and 2015, respectively.

During 2012, 2013, 2014, and 2016 the Company entered into 6-month term loan agreements with an officer of the Company, James Sjoerdsma, in the amounts of $155,000, $210,000, $150,000 and $10,000, all respectively, bearing interest of 7%. The notes include warrants for 150,000 shares of common stock at $1.25 per share which were issued in 2014. Interest expense on these loans were $32,736 and $32,550 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $470,000 and $465,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $104,783 and $72,047 as of December 31, 2016 and 2015, respectively.

During 2012, 2013, and 2014 the Company entered into 12-month term loan agreements with Company officer, Timothy Brassel, in the amounts of $5,000, $60,000, and $50,000, respectively, bearing interest of 7%. Interest expense on these loans was $7,721 and $7,700 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $110,000 as of December 31, 2016 and 2015.The unpaid accrued interest balance was $24,240 and $16,519 as of December 31, 2016 and 2015, respectively.

All of the related party notes payable outstanding are overdue and in default as of December 31, 2016.

SPLASH BEVERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

Revenue Financing Arrangements

The Company accounts for sales of future revenues in accordance with ASC 470-10-25, *Sales of Future Revenues.*

On June 30, 2015, the Company entered into a 6-month term loan agreement with Everest Business Funding, LLC in the amount of $260,000, bearing interest at 15% until $364,000 is paid back, with required daily payments of $2,068. The unpaid principal balance was $0 and $76,773 as of December 31, 2016 and 2015, respectively. Interest expense totaled $31,909 and $72,091 for the years ended December 31, 2016 and 2015, respectively.

On August 27, 2015, the Company entered into a 3-month term loan agreement with Merchant Funding Services LLC in the amount of $50,000, bearing interest at 20% until $72,950 is paid back, with required daily payments of $999. The unpaid loan balance was $0 as of December 31, 2015. The Company entered into two additional 3-month loan agreements with Merchant Funding Services, LLC in 2016 in the amounts of $60,000 and $57,000, both bearing interest at 10% until $83,400 and $82,650 is paid back with required daily payments of $928 and $713, all respectively. The unpaid principal balance was $28,032 and ($3,400) as of December 31, 2016 and 2015, respectively, along with accrued interest of $4,696 and $0 as of December 31, 2016 and 2015, respectively. Interest expense for all arrangements totaled $42,870 and $24,836 for the years ended December 31, 2016 and 2015, respectively.

On August 25, 2015, the Company entered into a 110-day term loan agreement with Wide Merchant Investment, Inc. in the amount of $30,000, bearing interest at 7% until $42,600 is paid back, with required daily payments of $387. The unpaid principal balance was $0 and $6,001 as of December 31, 2016 and 2015, respectively. Interest expense totaled $2,520 and $10,080 for the years ended December 31, 2016 and 2015, respectively.

On October 1, 2015, the Company entered into a short-term loan agreement with World Global Financing, Inc. in the amount of $50,000, bearing interest at 15% until $70,000 is paid back, with required daily payments of $667. The unpaid principal balance was $0 and $20,932 as of December 31, 2016 and 2015, respectively. Interest expense totaled $8,381 and $11,619 for the years ended December 31, 2016 and 2015, respectively.

On December 28, 2015, the Company entered into a 2-month term loan agreement with Richmond Capital Group, LLC in the amount of $40,000, bearing interest at 10% until $59,960 is paid back, with required daily payments of $999. The unpaid loan balance was $38,001 as of December 31, 2015. The Company entered into three additional agreements with Richmond Capital Group, LLC in 2016 in the amounts of $40,000, $50,000, and $50,000, all bearing interest at 10% until $59,960, $74,950 and $74,950 are paid back, with required daily payments of $999, $999, and $1,299, all respectively. On December 2, 2016, the Richmond Capital Group brought legal proceedings against the Company in the amount of $33,992. The parties agreed to settle this matter, in which $37,500 was paid to Richmond Capital Group, LLC on December 19, 2016. The unpaid principal balance was $0 as of December 31, 2016. Interest expense for these arrangements totaled $93,219 and $997 for the years ended December 31, 2016 and 2015, respectively.

On March 14, 2016, the Company entered into a short-term loan agreement with ARCH Capital Funding, LLC in the amount of $40,000, bearing interest at 15%, with required daily payments of $999. The unpaid principal balance was $0 as of December 31, 2016. Interest expense totaled $25,665 for the year ended December 31, 2016.

During 2016, the Company entered into several short-term loan agreements with Kabbage Business Loan totaling $50,100, bearing 12.5% interest rate. The unpaid principal balance was $11,725 as of December 31, 2016, along with unpaid accrued interest of $854. Interest expense on all arrangements totaled $6,438 for the year ended December 31, 2016.

On September 13, 2016, the Company entered into a short-term loan agreement with PALM Funding, LLC in the amount of $55,000, bearing interest at 15% until $81,950 is paid back, with required daily payments of $929. The unpaid principal balance was $18,838 as of December 31, 2016 along with unpaid accrued interest of $5,499. The Company had entered into an additional agreement with PALM Funding, LLC during 2016, all of which were repaid in 2016. Total interest expense on all arrangements totaled $59,969 for the year ended December 31, 2016.

On November 15, 2016, the Company entered into a short-term loan agreement with ACE Funding Source in the amount of $55,000, bearing interest at 12% until $82,445 is paid back, with required daily payments of $1,299. The unpaid principal balance was $45,468 as of December 31, 2016 along with unpaid accrued interest of $7,786. The Company had entered into several agreements with ACE Funding Source during 2016, which were repaid during the year. Total interest expense on all arrangements was $37,496 for the year ended December 31, 2016.

Royalty Payable

During 2012, the Company entered into an assignment agreement for the licensing rights of the brand "Tapout" with ABG Tapout, LLC on energy drinks, energy shots, water, teas and sports drinks for beverages sold in the United States of America, it's territories, possessions, U.S. military bases and Mexico. Under the terms of the agreement, the Company is required to pay ABG Tapout, LLC a 6% royalty of net sales (gross revenue less discounts and allowances). The agreement states that the Company is to make varying guaranteed minimum royalty payments in the total amount of $3,500,000. The unpaid amount of royalties was $706,875 and $1,000,000 as of December 31, 2016 and 2015, respectively. Guaranteed minimum royalty payments totaled $293,125 and $500,000 for the years ended December 31, 2016 and 2015, respectively. The agreement was amended in 2017, reference subsequent events footnotes for additional information. The royalty payable loan is outstanding and is overdue as of December 31, 2016.

Capital Lease Payable
On October 6, 2014, the Company, entered into a 60-month capital lease for a telecom telephone system. The lease commenced on November 1, 2014 and expires on October 31, 2019. The lease call for monthly payments of $280. The unpaid principal balance was $6,229 and $8,951 as of December 31, 2016 and 2015, respectively. The carrying value of the asset as of December 31, 2016 and 2015 totaled $6,229 and $8,951, respectively.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2016:

2017	$4,580,725
2018	324,041
Total	$4,904,766

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 50,000,000 shares of common stock at $0.001 par value. As of December 31, 2016 and 2015, 15,644,333 and 15,509,333 shares of common stock were issued and outstanding, respectively.

In 2016, the Company issued 135,000 shares of common stock in exchange for contributed services provided to the Company valued at $1.00 per share.

In 2015, the Company issued 50,000 shares of common stock in exchange for contributed service provided to the Company valued at $1.25 per share. In addition, the Company also issued 121,000 shares of stock at $0.0083 per share resulting in total proceeds of $1,004.

Series A Convertible Preferred Stock

The Company has authorized 3,000,000 shares of Series A Convertible Preferred Stock at $0.001 par value. As of December 31, 2016 and 2015, 3,000,000 and 3,000,000 shares of Series A Convertible Preferred Stock were issued and outstanding, respectively.

The Series A Convertible Preferred Stock are subject to adjustment in the event of any recapitalization, dividend, split, combination, or other similar event. Series A Convertible Preferred Stock were issued in units, with each unit consisting of one share of Series A Convertible Preferred Stock, par value $0.001, and one Common Stock purchase warrant. The warrants entitle the holders to purchase one share of the Company's common stock at a price of $1.00 per share during the five-year period commencing on the date of the initial stock closing, as further discussed in Note 7. Series A Preferred Stock rank, with respect to dividend rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (Liquidation Event), as senior in preference and priority to the common stock, par value $0.001, and any other class or series of equity security established and designated by the Company's Board of Directors and in parity with Series B Convertible Preferred Stock. Liquidation preference is 150% of the original issue price, which totaled $4,500,000 as of both December 31, 2016 and 2015. The liquidation preference ranks in parity with Series A Preferred Stock.

The holders of the Series A Preferred stock are entitled to receive cash dividends, out of any assets available, prior to any declaration or payment of any dividend on any other class of preferred stock and common stock of the Company at an annual rate of 8% of the original issue price (equal to $0.08 per share per annum based on $1.00 per share purchase price). Such dividends are cumulative

SPLASH BEVERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

and convertible into common stock under the same terms as the Series B Preferred Stock.

Each holder of Series A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Company and shall be entitled to that number of votes equal to the number of shares of Common Stock into which the holder's shares of Series A Preferred Stock could then be converted at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, and (b) the holders of shares of Series A Preferred Stock and Common Stock shall vote together (or tender written consents in lieu of a vote) as a single class on all matters submitted to the stockholders of the Company.

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A original issue price ($1.00 per share) by the conversion price ($0.85 per share) in effect at the time of conversion, subject to certain dilution protections. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series A Preferred Stock without the payment of additional consideration by the holder thereof shall initially be $0.85 per share. All accrued and unpaid dividends may be converted by each holder of Series A Preferred Stock into Common Stock by first determining the number of shares of Series A Preferred Stock that could be purchased based on the Series A original issue price then in effect and then determining the number of shares of Common Stock such additional shares of Series A Preferred Stock are convertible into.

Upon the consummation of an underwritten public offering of the Common Stock of the Company ("IPO"), each share of Series A Preferred Stock shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock at a conversion price equal to the lesser of (i) the conversion price in effect immediately prior to the consummation of the IPO or (ii) fifty percent (50%) of the public offering price of the Common Stock in the IPO. All accrued and unpaid dividends may be converted by each holder of Series A Preferred Stock into Common Stock by first determining the number of shares of Series A Preferred Stock that could be purchased based on the Series A original issue price then in effect and then determining the number of shares of Common Stock such additional shares of Series A Preferred Stock are convertible into.

Series B Convertible Preferred Stock

The Company has authorized 11,000,000 shares of Series B Convertible Preferred Stock at $0.001 par value. As of December 31, 2016 and 2015, 3,285,108 and 2,115,108 shares of Series B Convertible Preferred Stock were issued and outstanding, respectively.

In 2016, the Company issued 1,170,000 shares of Series B Convertible Preferred Stock at $1.50 per share resulting in total proceeds of $1,755,000.

In 2015, the Company issued 1,615,104 shares of Series B Convertible Preferred Stock at $1.50 per share resulting in total proceeds of $2,422,657.

The Company has issued Series B Convertible Preferred shares in units, each unit consisting of one share of Series B Convertible Preferred Stock, par value $0.001, and one-half share common stock warrant per share of Series B Convertible Preferred Stock, at a price of $1.50 per unit. Per the warrant agreement, the Company issued to the purchaser five-year warrants to purchase shares of the Company's Common Stock, par value $0.001, at an exercise price of $1.50 per share. As of December 31, 2016 and 2015, 1,642,554 and 1,057,554 warrants were exercisable, respectively, as further discussed in Note 7. Liquidation preference is 150% of the original issue price, which totaled $7,391,493 and $4,758,993 as of December 31, 2016 and 2015, respectively. The liquidation preference ranks in parity with Series A Preferred Stock.

The holders of the Series B Convertible Preferred Stock are entitled to receive cash dividends, out of any assets available, prior to any declaration or payment of any dividend on any other class of preferred stock and common stock of the Company, except that it is in parity with Series A Preferred stock, at an annual rate of 9% of the original issue price (equal to $0.135 per share per annum). Such dividends are cumulative and convertible to common stock under the same terms as the Series A Preferred Stock.

Each holder of Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Company and shall be entitled to that number of votes equal to the number of shares of Common Stock into which the holder's shares of Series B Preferred Stock could then be converted at the record date for the determination of stockholders entitled to vote on such matters or. if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, and (b) the holders of shares of Series B Preferred Stock and Common Stock shall vote together (or tender written consents in lieu of a vote) as a single class on all matters submitted to the stockholders of the Company.

Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof. at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B original issue price ($1.50 per share) by the conversion price ($1.28 per share) in effect at the time of conversion, subject to certain dilution protections. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series B Preferred Stock without the payment of additional consideration by the holder thereof shall initially be $1.28 per share. All accrued and unpaid dividends may be converted by each holder of Series B Preferred Stock into Common Stock by first determining the number of shares of Series B Preferred Stock that could be purchased based on the Series B Original Issue Price then in effect and then determining the number of shares of Common Stock such additional shares of Series B Preferred Stock are convertible into.

Upon the consummation of an underwritten public offering of the Common Stock of the Company ("IPO"), each share of Series B Preferred Stock shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock at a conversion price equal to the lesser of (i) the conversion price in effect immediately prior to the consummation of the IPO or (ii) fifty percent (50%) of the public offering price of the Common Stock in the IPO. All accrued and unpaid dividends may be converted by each holder of Series B Preferred Stock into Common Stock by first determining the number of shares of Series B Preferred Stock that could be purchased based on the Series B original issue price then in effect and then determining the number of shares of Common Stock such additional shares of Series B Preferred Stock are convertible into

Undesignated Preferred Stock

The Company has authorized a total of 20,000,000 shares of preferred stock. 6,000,000 of such authorized shares of preferred stock remain undesignated as of December 31, 2016 and 2015.

Treasury Stock

Since its inception, the Company has bought back shares from its shareholders. As of December 31, 2016 and 2015, 900,000 shares for a total of $199,100 have been repurchased by the Company.

NOTE 7: SHARE-BASED PAYMENTS

Warrant Issuance-Loan Agreements

In 2014, the Company issued seven warrants for the purchase of 1,050,000 shares of the Company's common stock. The warrants were issued with loan agreements as mentioned above in Note 5. Two warrants for a total of 100,000 shares of common stock were issued with exercise prices of $1.00 and four warrants for a total of 950,000 shares of common stock were issued with an exercise price of $1.25. The Company estimated the fair value of the warrants totaling $128,750 on its estimate of the fair value of the Company's common stock at the issuance date, which was recorded as a discount to the notes and amortized over the notes' lives under the effective interest rate method. The fair value of the warrants were expensed over the life of the loans which were 12 months. There was no unamortized value as of December 31, 2016 and 2015. The value of the interest expense charged for the years ended December 31, 2016 and 2015 totaled $0 and $19,148. The weighted average expiration date of outstanding warrants as of December 31, 2016 and 2015 is May 2017.

Warrant Issuance-Series A Convertible Preferred Stock

As of December 31, 2016 and 2015, 3,000,000 and 3,000,000 warrants were exercisable, respectively. The warrant will entitle the holder to purchase one share of the Company's common stock at a price of $1.00 per share during the five-year period commencing on the date of the respective stock closing. The weighted average expiration date of outstanding warrants as of December 31, 2016 and 2015 is February 2019.

Warrant Issuance-Series B Convertible Preferred Stock

As of December 31, 2016 and 2015, 1,642,554 and 1,057,554 warrants were exercisable, respectively. The warrant will entitle the holder to purchase one share of the Company's common stock at a price of $1.50 per share during the five-year period commencing on the date of the respective stock closing. The weighted average expiration date of outstanding warrants as of December 31, 2016 and 2015 is March 2020.

Stock Plan

The Company has adopted the 2012 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees. Under the Plan, the number of shares reserved for grant was 3,000,000 shares as of both December 31, 2016 and 2015. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. There are 3,100,000 and 1,050,000 options issued as of December 31, 2016

SPLASH BEVERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

and 2015, respectively. In addition, the Company issued 350,000 shares of stock to members of the Company's Board of Directors under the Plan in 2013. The Plan has issued more shares than reserved for issuance under the Plan as of December 31, 2016 by 450,000 shares. In 2017 the Board retired 100,000 options, reference Note 14 for additional information.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2016 is as follows:

	2016
Risk Free Interest Rate	1.11%-1.15%
Dividend Yield	0.00%
Estimated Volatility	40.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.285-$0.851

Stock-based compensation expense of $665,352 was recognized under FASB ASC 718 for the year ended December 31, 2016. Total unrecognized compensation cost related to stock option awards amounted to $543,947 as of December 31, 2016 and will be recognized over a weighted average period of 8 months.

A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,050,000	$ 0.16	1,050,000	$ 0.16
Granted	2,050,000	$ 0.67	-	$ -
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	3,100,000	$ 0.50	1,050,000	$ 0.16
Exercisable at end of year	2,250,000	$ 0.46	1,050,000	$ 0.16
Weighted average grant date fair value of options granted during year	$ 0.59		N/A	
Weighted average duration to expiration of outstanding options at year-end (years)	3.0		4.3	

NOTE 8: RELATED PARTIES

During the course of business, the Company incurred expenses related to services provided by the CEO, board members, and employees of the Company, resulting in related party payables of $499,019 and $264,903 as of December 31, 2016 and 2015, respectively, which includes $250,000 of deferred compensation as of December 31, 2016 and 2015, $200,000 of which was payable to the CEO and $50,000 payable to a board member with no interest payable and is due on demand.

There is related party convertible bridge loans payable of $0 and $15,000 outstanding as of December 31, 2016 and 2015, respectively, as discussed in Note 4.

There is related party notes payable of $976,100 and $962,100 outstanding as of December 31, 2016 and 2015, respectively, as discussed in Note 5.

NOTE 9: INVESTMENT IN SALT TEQUILA USA, LLC

On December 9, 2013, the Company entered into a marketing and distribution agreement with SALT Tequila USA, LLC (SALT) for the manufacturing of the Company's product line. The agreement was for a one-year term with an additional two-year renewal. On December 9, 2015, the agreement was extended another two years. In the December 9, 2013 agreement, the Company received a 5% interest in SALT, 12 months after the date of the agreement the Company received an additional 5% interest in SALT, and 24 months after the date of the agreement the Company received an additional 5% interest, resulting in a total interest of 15% in SALT as of both December 31, 2016 and 2015. The client has not recorded the value of the investment or it's investment income or losses as the amounts are trivial. On November 29, 2016, the Company signed an agreement to sell 1.6% of its interest in SALT for $100,000, the entire amount is recorded as a gain and is included in the statement of operations.

NOTE 10: LEASE OBLIGATIONS

Effective in 2014, the Company entered into a lease agreement for office space. The lease term commenced November 1, 2014 and is scheduled to expire after 62 months, on December 31, 2019. Monthly lease obligations under the lease range from $8,639 to $9,453 per month. Rent expense for the years ended December 31, 2016 and 2015 totaled $105,501 and $99,755, respectively.

The following are the minimum future lease obligations on the Company's lease agreement:

December 31,	Lease Obligations
2017	$ 107,731
2018	$ 109,692
2019	$ 111,711

NOTE 11: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: CONCENTRATIONS

The Company's accounts receivable sources carry significant concentrations. As of December 31, 2016, there were four customers that represented over 10% of accounts receivable and represented a concentration of risk which were approximately 28%, 24%, 19% and 15% of total accounts receivable. As of December 31, 2015, there were two customers that represented over 10% of accounts receivable and each represented a concentration of risk, which were approximately 67% and 11% of accounts receivable.

The Company's revenue sources carry significant concentrations. For the year ended December 31, 2016, there were two customers that represented over 10% of total revenue and represented a concentration of risk which were approximately 87% and 15% of total revenues.

The Company's revenue sources carry significant concentrations. For the year ended December 31, 2015, there were two customers that represented over 10% of total revenue and represented a concentration of risk which were approximately 58% and 40% of total revenues.

NOTE 13: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 14: SUBSEQUENT EVENTS

Convertible Notes

During 2017, the Company has issued $145,000 of convertible promissory notes. $25,000 of the convertible notes issued bear interest at 18% monthly and mature in April 2017. $20,000 of the convertible notes issued bear interest at 7% yearly and mature on December 22, 2017. Both notes are to members of the Company's Board of Directors and the Company pledged to these noteholders repayment of 30% of these note balances, plus accrued interest, upon receipt of the next $100,000 of financing. $100,000 of the convertible notes bear $7,000 of interest and mature on July 7, 2017, the Company pledged $235,000 equity investment from a future investor as security for the loan.

Stock Plan

Under the 2012 Stock Incentive Plan (the "Plan"), there was 3,450,000 share equivalents issued under the Plan as of December 31, 2016. Therefore, the Company has issued more shares than reserved for issuance under the Plan as of December 31, 2016. However, in 2017 the Board retired 100,000 options, partially remediating this matter.

Series B Convertible Preferred Stock

During 2017, the Company issued 521,700 shares of Series B Convertible Preferred Stock at $1.50 per share resulting in total proceeds of $782,550, along with 260,850 warrants for the Company's common stock. The warrants expire after 5 years and are exercisable at $1.50 per share.

Litigation

On April 24, 2017, a noteholder filed a complaint against the Company for a promissory note in default, the noteholder is requesting summary judgment in the amount of $166,289. Total principal and interest outstanding as of December 31, 2016 totaled $100,000 and $58,389, respectively.

Royalty Payable

During April 2017, the Company amended its license agreement with Tapout as previously disclosed in Note 5. The agreement has been extended from January 1, 2019 through December 31, 2023. As of the date of this amendment $617,813 was outstanding. The agreement states the Company is required to make a $30,000 payment on the date of the executed agreement, monthly payments of $30,000 starting on April 30, 2017 through December 31, 2017, and monthly payments of $26,484 starting on January 31, 2018 through December 31, 2018.

Note Renewals

The Company has extended the maturity of four convertible bridge loans with a December 31, 2016 principal balance of $1,234,500 to August 14, 2020.

The Company has extended the maturity of two related party notes payable with a December 31, 2016 principal balance of $861,000. Under these extensions $465,000 has been extended to August 14, 2022 and $396,000 has been extended to August 14, 2020.

The Company has extended the maturity of two notes payable with a December 31, 2016 principal balance of $928,500. Under these extensions $500,000 has been extended to February 1, 2019, $425,000 has been extended to August 14, 2020 and $3,500 has been extended to September 15, 2020.

Management's Evaluation

Management has evaluated subsequent events through October 13, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.